FORM OF


                                 [NAME OF FUND]

                     AMENDED SHAREHOLDER SERVICES AGREEMENT



1. The parties to this Agreement, which is effective as of April 1, 2003, are [name of fund] (hereinafter called "the Fund") and American Funds Service Company, a California corporation (hereinafter called "AFS"). AFS is a wholly owned subsidiary of Capital Research and Management Company (hereinafter called "CRMC"). This Agreement will continue in effect until amended or terminated in accordance with its terms.

2. The Fund hereby employs AFS, and AFS hereby accepts such employment by the Fund, as its transfer agent. In such capacity AFS will provide the services of stock transfer agent, dividend disbursing agent, redemption agent, and such additional related services as the Fund may from time to time require, all of which services are sometimes referred to herein as "shareholder services." In addition, AFS assumes responsibility for the Fund's implementation and compliance with the procedures set forth in the Anti-Money Laundering ("AML") Program of the Fund and does hereby agree to provide all records relating to the AML Program to any federal examiner of the Fund upon request.

3. AFS has entered into substantially identical agreements with other investment companies for which CRMC serves as investment adviser. (For the purposes of this Agreement, such investment companies, including the Fund, are called "participating investment companies.")

4. AFS has entered into an agreement with DST Systems, Inc. (hereinafter called "DST"), to provide AFS with electronic data processing services sufficient for the performance of the shareholder services referred to in paragraph 2.

5. The Fund, together with the other participating companies, will maintain a Review and Advisory Committee, which Committee will review and may make recommendations to the boards of the participating investment companies regarding all fees and charges provided for in this Agreement, as well as review the level and quality of the shareholder services rendered to the participating investment companies and their shareholders. Each participating investment company may select one director or trustee who is not affiliated with CRMC, or any of its affiliated companies, or with Washington Management Corporation or any of its affiliated companies, to serve on the Review and Advisory Committee.

6. AFS will provide to the participating investment companies the shareholder services referred to herein in return for the following fees:

     Annual account maintenance fee (paid monthly):
     $0.57 per month for each open account on AFS' books or in Level 0, 2 or 4
           Networking ($6.84 per year).


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     $0.06 per month for each open account maintained in Street Name or Level 1 or 3 Networking ($0.72 per year).
     No annual fee will be charged for a participant account underlying a 401(k) or other defined contribution plan where the plan maintains a single account on AFS' books and responds to all participant inquiries.

     Transaction fees:
     $1.55 per non-automated transaction
     $0.20 per automated transaction


     For this purpose, "transactions" shall include all types of transactions included in an "activity index" as reported to the Review and Advisory Committee at least annually. AFS will bill the Fund monthly, on or shortly after the first of each calendar month, and the Fund will pay AFS within five business days of such billing.

     Any revision of the schedule of charges set forth herein shall require the affirmative vote of a majority of the members of the board of directors/trustees of the Fund.

7. All fund-specific charges from third parties -- including DST charges, payments described in the next sentence, postage, NSCC transaction charges and similar out-of-pocket expenses -- will be passed through directly to the Fund or other participating investment companies, as applicable. AFS, subject to approval of its board of directors, is authorized in its discretion to negotiate payments to third parties for account maintenance and/or transaction processing services provided such payments do not exceed the anticipated savings to the Fund, either in fees payable to AFS hereunder or in other direct Fund expenses, that AFS reasonably anticipates would be realized by the Fund from using the services of such third party rather than maintaining the accounts directly on AFS' books and/or processing non-automated transactions.

8. It is understood that AFS may have income in excess of its expenses and may accumulate capital and surplus. AFS is not, however, permitted to distribute any net income or accumulated surplus to its parent, CRMC, in the form of a dividend without the affirmative vote of a majority of the members of the boards of directors/trustees of the Fund and all participating investment companies.

9. This Agreement may be amended at any time by mutual agreement of the parties, with agreement of the Fund to be evidenced by affirmative vote of a majority of the members of the board of directors/trustees of the Fund.

10. This Agreement may be terminated on 180 days' written notice by either party. In the event of a termination of this Agreement, AFS and the Fund will each extend full cooperation in effecting a conversion to whatever successor shareholder service provider(s) the Fund may select, it being understood that all records relating to the Fund and its shareholders are property of the Fund.

11. In the event of a termination of this Agreement by the Fund, the Fund will pay to AFS as a termination fee the Fund's proportionate share of any costs


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     of conversion of the Fund's shareholder service from AFS to a successor. In the event of termination of this Agreement and all corresponding agreements with all the participating investment companies, all assets of AFS will be sold or otherwise converted to cash, with a view to the liquidation of AFS when it ceases to provide shareholder services for the participating investment companies. To the extent any such assets are sold by AFS to CRMC and/or any of its affiliates, such sales shall be at fair market value at the time of sale as agreed upon by AFS, the purchasing company or companies, and the Review and Advisory Committee. After all assets of AFS have been converted to cash and all liabilities of AFS have been paid or discharged, an amount equal to any capital or paid-in surplus of AFS that shall have been contributed by CRMC or its affiliates shall be set aside in cash for distribution to CRMC upon liquidation of AFS. Any other capital or surplus and any assets of AFS remaining after the foregoing provisions for liabilities and return of capital or paid-in surplus to CRMC shall be distributed to the participating investment companies in such proportions as may be determined by the Review and Advisory Committee.


12. In the event of disagreement between the Fund and AFS, or between the Fund and other participating investment companies as to any matter arising under this Agreement, which the parties to the disagreement are unable to resolve, the question shall be referred to the Review and Advisory Committee for resolution. If the Review and Advisory Committee is unable to resolve the question to the satisfaction of both parties, either party may elect to submit the question to arbitration; one arbitrator to be named by each party to the disagreement and a third arbitrator to be selected by the two arbitrators named by the original parties. The decision of a majority of the arbitrators shall be final and binding on all parties to the arbitration. The expenses of such arbitration shall be paid by the party electing to submit the question to arbitration.

13. The obligations of the Fund under this Agreement are not binding upon any of the directors, trustees, officers, employees, agents or shareholders of the Fund individually, but bind only the Fund itself. AFS agrees to look solely to the assets of the Fund for the satisfaction of any liability of the Fund in respect to this Agreement and will not seek recourse against such directors, trustees, officers, employees, agents or shareholders, or any of them or their personal assets for such satisfaction.



AMERICAN FUNDS SERVICE COMPANY                [NAME OF FUND]



By___________________________________         By_______________________________
         J. Kelly Webb, Chairman                                    , Chairman


By___________________________________         By_______________________________
         Angela M. Mitchell, Secretary                              , Secretary



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